Filed by Poema Global Holdings Corp. pursuant to Rule

425 under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: Poema Global Holdings Corp.

(SEC File No.: 001-39844)

Date: September 17, 2021

Battery-Swapping Startup Gogoro to Go Public in SPAC Merger

By Debby Wu2021-09-16T04:55:00000-04:00

• Gogoro expects to receive roughly $550 million for expansion

• Startup plans to expand into India and China with technology

A Taiwanese startup called Gogoro Inc. that specializes in battery-swapping technology said it will go public through a merger with Poema Global Holdings Corp., the latest blank-check firm to cut a deal with a promising new company.

The deal sets Gogoro’s enterprise value at $2.35 billion and the combined entity will list on Nasdaq, the companies said in a statement. The startup expects to receive roughly $550 million in proceeds, including $345 million held by Poema and $250 million from a private investment in public equity, or PIPE, financing.

“We are talking about slightly over half a billion of cash proceeds to our book, which allows us to do the expansion that we need -- into China and into India, as well as further research and development -- and also develop markets we might be looking into,” said Gogoro Chief Executive Officer Horace Luke in an interview.

The PIPE investors include Taiwan’s Hon Hai Precision Industry Co. and GoTo, an Indonesian internet giant formed from the combination of ride-hailing giant Gojek and e-commerce provider PT Tokopedia.

Taipei-based Gogoro makes it easier to use electric scooters and other vehicles by skipping the complexity and delays of recharging batteries. Instead, customers can swap out their dying battery for a fully charged cell at one of more than 2,000 company stations.

Gogoro has touted its ability to help reduce energy consumption through its standardization of battery technology. Last month, it said that together with its customers, it had saved 300 million kilograms (661 million pounds) of carbon dioxide, the equivalent of what more than 30 million trees absorb in a year.

Poema, led by co-chairmen Joaquin Rodriguez Torres and Emmanuel DeSousa, CEO Homer Sun and President Marc Chan, raised its $345 million through a January initial public offering. It has previously said it’s focused on finding a company in Asia or Europe.

Earlier this year, Gogoro inked deals with China’s Jiangmen Dachangjiang Group and Yadea Group Holdings to build battery-swapping infrastructure in the country. Gogoro is set to launch a network in the southern Chinese city of Hangzhou in the fourth quarter as its first step into China and then it will go to nearby Wuxi, followed by expansion in half a dozen other cities next year, said Luke.

In India, Gogoro has a partnership with Hero MotoCorp Ltd. and will kick off a pilot program in New Delhi in 2022, Luke said.

Gogoro counts Singapore’s Temasek Holdings Pte, Panasonic Corp., Al Gore’s Generation Investment Management LLP, Sumitomo Corp. and France’s Engie SA among earlier backers. Cher Wang, co-founder of Taiwan’s HTC Corp., was an early investor and remains a shareholder.

Last month, Gogoro said its network of monthly subscribers eclipsed 400,000, and that it has surpassed 200 million battery swaps.

In China and India, Gogoro will provide electronics that allow a third party’s existing vehicles to integrate its technologies, and sell batteries and battery stations to its partners, who will then operate the battery swap networks. Gogoro will also get a portion of the recurring revenue from subscriptions to the networks, according to Chief Financial Officer Bruce Aitken.

--With assistance from Tian Ying, Gillian Tan and Julia Fioretti.

To contact the reporter on this story:

Debby Wu in Taipei at dwu278@bloomberg.net

To contact the editors responsible for this story:

Peter Elstrom at pelstrom@bloomberg.net

Vlad Savov

© 2021 Bloomberg L.P. All rights reserved. Used with permission.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global and Gogoro. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to expand globally, its timing for introducing its battery swapping in China, the sources and uses of cash from the proposed transaction, any benefits of Gogoro’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and the timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global or Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Company or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.